Filed by First Quantum Minerals Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Adastra Minerals Inc.
Commission File No. 333-131481

Not for release, publication or distribution in whole or in part in or into Australia or Japan.

NEWS RELEASE

06-15
May 1, 2006
www.first-quantum.com

FIRST QUANTUM ACQUIRES ADASTRA

First Quantum Minerals Ltd. (“First Quantum”, TSX Symbol “FM”, LSE Symbol “FQM”) announced today that it has successfully acquired control of Adastra Minerals Inc. (“Adastra”). Approximately 62 million or 72% of Adastra’s fully diluted common shares were tendered by Adastra shareholders prior to 11:59 pm (Toronto time) on April 28, 2006. First Quantum has taken up all of the common shares deposited under the offer.

Under the First Quantum offer, holders of Adastra’s common shares had the right to elect to receive either: (a) $2.92 in cash per Adastra common share (the “Cash Alternative”) or; (b) 1 First Quantum common share plus $0.265 in cash for every 14.76 Adastra common shares tendered (the “Share Alternative”), subject to pro ration based upon the maximum amount of cash and First Quantum common shares offered. The maximum amount of cash offered by First Quantum was approximately $41 million, comprised of $39.7 million for the $2.92 cash election and $1.3 million for the $0.265 cash payment, and the maximum number of First Quantum common shares to be offered was approximately 4.9 million, taking into account the conversion of Adastra’s outstanding share options and warrants.

Adastra shareholders who tendered to the Share Alternative will receive $0.358 in cash plus 0.0599 of a First Quantum common share for each Adastra common share tendered subject to adjustment in respect of fractional shares and those who tendered to the Cash Alternative will receive $2.92 in cash for each Adastra common share tendered. The aggregate cash consideration to be paid by First Quantum for the Adastra shares tendered to the close of the offer on April 28 will be approximately $29.3 million and the aggregate number of common shares to be issued by First Quantum will be approximately 3.5 million.

First Quantum will immediately begin taking steps to acquire the remaining common shares of Adastra pursuant to a second stage transaction, which is expected to be completed as soon as practicable and, in any event, by early July. Under the second stage transaction, holders of Adastra common shares will also have the right to elect to receive either: (a) $2.92 in cash per Adastra common share or; (b) 1 First Quantum common share plus $0.265 in cash for every 14.76 Adastra common shares tendered, subject to pro ration based upon the maximum amount of cash and First Quantum common shares offered. The maximum amount of cash to be offered by First Quantum under the second stage transaction will be approximately $12 million, comprised of $11.6 million for the $2.92 cash election and $0.4 million for the $0.265 cash payment, and the maximum number of First Quantum common shares to be offered will be approximately 1.4 million, taking into account the conversion of Adastra’s outstanding share options and warrants.

About First Quantum Minerals

First Quantum is a mining and metals company whose principal activities include mineral exploration, development and mining. The Company produces LME grade “A” copper cathode, copper in concentrate, gold and sulphuric acid. The Company’s operations in Zambia include the 100% owned Bwana Mkubwa SX/EW facility and sulphuric acid plants and the 80% owned Kansanshi open pit copper-gold deposit. In the Democratic Republic of Congo, First Quantum operates the 100% owned Lonshi open pit copper mine which provides oxide copper ore for processing at Bwana Mkubwa, a 100% interest in the newly discovered Frontier copper-cobalt deposit, and 11,000 sq/km of exploration rights. In Mauritania, First Quantum is developing the 80% owned Guelb Moghrein copper gold deposit.

First Quantum Minerals Ltd.                                                                                                                                                               06-15

Important Notice

Reference to the word “Offer” in this notice means the offer, as amended, of First Quantum to purchase all of the common shares of Adastra

The content of this news release, which has been prepared by and is the responsibility of First Quantum, has been approved by Numis Securities Limited, Cheapside House, 138 Cheapside, London England EC2V 6LH, solely for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000. Numis Securities Limited is acting exclusively for First Quantum in connection with the Offer and no one else and will not be responsible to anyone other than First Quantum for providing the protections afforded to clients of Numis Securities Limited nor for providing advice in relation to the Offer or any other matter referred to in this press release.

This announcement does not constitute or form part of any offer to sell or invitation to purchase any securities or solicitation of an offer to buy any securities, pursuant to the Offer or otherwise.

This announcement is for information purposes and is not a substitute for the formal offer and take-over bid circular. First Quantum has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-80, as amended, which includes the offer and take-over bid circular, and a tender offer statement on Schedule 14D-1F, as amended. Adastra Shareholders are urged to read the circular and any other materials relating to the Offer, including the registration statement on Form F-80, as amended, and the tender offer statement on Schedule 14D-1F, as amended, because they contain important information. Copies of the circular and other materials relating to the Offer can be obtained when they become available free of charge at the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov. or from RBC Dominion Securities, Inc. in Canada or RBC Capital Markets Corporation in the United States, who are acting as First Quantum’s dealer managers (Toll Free 1-866-246-3902 (Canada) or 1-866-246-3902 (United States)) or Innisfree M&A Incorporated for the United States and other locations (Toll Free 1-888-750-5834 (English speakers) or 1-877-825-8777 (French speakers)), who is acting as First Quantum’s Information Agent.

This press release contains forward-looking statements. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. These risk factors include, but are not limited to: realization of operational synergies, reliance on Adastra’s publicly available information which may not fully identify all risks related to their performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, as well as other risk factors listed from time to time in First Quantum’s reports, comprehensive public disclosure documents including the Annual Information Form, and in other filings with securities commissions in Canada (on SEDAR at www.sedar.com) and the United States (on EDGAR at www.sec.gov).

On Behalf of the Board of Directors of First Quantum Minerals Ltd.	12g3-2b-82-4461 Listed in Standard and Poor's Sedar Profile #00006237

Philip Pascall Chairman & CEO

For further information visit our web site at www.first-quantum.com

North American contact: Geoff Chater or Bill Iversen
8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

First Quantum Minerals Ltd.                                                                                                                                                               06-15

United Kingdom contact: Clive Newall, President
1st Floor, Mill House Mill Bay Lane Horsham West Sussex RH12 1TQ United Kingdom
Tel: +44 140 327 3484 Fax: +44 140 327 3494 E-Mail: clive.newall@first-quantum.com.
or
Carina Corbett, 4C-Burvale, Tel: + 44 20 7907 4761

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain of the information contained in this news release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company’s hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company’s documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.

ENDS